UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports undre cover Form 20-F or Form 40-F.
Form 20-F [ ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 13, 2011
MAGNA INTERNATIONAL INC.
(Registrant)


By:  ___/s/ Bassem A. Shakeel___
        Bassem A. Shakeel
        Vice-President and Secretary

EXHIBITS

Exhibit 99.1

The First Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for the three months ended March 31, 2011.

Exhibit 99.2

Certificate of the Chief Executive Officer of the Registrant, Donald J. Walker, dated May 13, 2011 on Form 52-109F2 pursuant to the Canadian Securities Adminstrators' Mulotilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.3

Certificate of the Chief Financial Officer of the Registrant, Vincent J. Galifi, dated May 13, 2011 on Form 52-109F2 pursuant to the Canadian Securities Adminstrators' Mulotilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.